Exhbit 99.3

March 2, 2005

PRIVATE AND CONFIDENTIAL

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services Commission
Autorité des marchés financiers du Québec
Newfoundland and Labrador Securities Division,
Department of Government Securities and Lands
Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island, Department of Community Affairs and Attorney General
Registrar under Securities Act, Yukon Territories
Registrar under Securities Act, Northwest Territories
Registrar of Securities, Government of Nunavut - Nunavut Legal Registries -
Registrar of Securities

Dear Sirs/Mesdames:

Re: Algoma Steel Inc. - Change of Auditor

We have read the Notice of Change of Auditor (the “Notice”) prepared by Algoma Steel Inc. dated March 2, 2005. We agree with the statements in the Notice except as set out below.
We have no basis to agree or disagree with the statements in the second complete paragraph of the Notice.

We agree with the description of the consultation except that we had no direct formal communication with the KPMG LLP on the matter and therefore have no basis to agree or disagree with the statements as they related to the Successor Auditor.

Yours very truly,
Ernst & Young LLP